MustWatch LLC

Financial Statements and Report

December 31, 2021 and 2020

Table of Contents



Independent Accountant's Review Report

Mark Sneed
MustWatch LLC
Allston, MA

We have reviewed the accompanying financial statements of MustWatch LLC (the LLC), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of income, changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the LLC's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of MustWatch LLC (the Company) and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the llc will continue as a going concern. As discussed in Note 6 to the financial statements, the LLC is pre-revenue and will continue to rely on capital contributions from its owners to fund operations and has stated that substantial doubt exists about the llc's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 6. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.



_____
Philip Debaugh, CPA

OWINGS MILLS, MD
June 30, 2022

Balance Sheet (Unaudited)

As of December 31, 2021 and 2020

	Note	2021	2020
		$	$
Assets			
Current Assets			
Cash and cash equivalents	1.e	11,469	6,158
Total Current Assets		11,469	6,158
Noncurrent Assets			
Goodwill and intangible assets			
Internally developed software, net	2	40,593	28,567
Total Noncurrent Assets		40,593	28,567
Total Assets		52,062	34,725
Liabilities & Members' Equity			
Liabilities			
Current Liabilities			
Debt, current	3	5,000	5,000
Accrued interest		550	275
Loan from officer	4	3,037	1,107
Total Current Liabilities		8,587	6,382
Total Liabilities		8,587	6,382
Members' Equity			
Additional paid-in capital		46,981	34,022
Accumulated Deficit		(3,506)	(5,679)
Total Members' Equity		43,475	28,343
Total Liabilities & Members' Equity		52,062	34,725


MustWatch LLC

Statement of Income (Unaudited)

For the years ended December 31, 2021 and 2020


	Note	2021	2020
		$	**$**
Operating Expenses			
Advertising and promotion		1,349	-
Legal and other professional fees and services		-	454
Memberships and licenses		-	236
Amortization	2	4,730	3,174
Other operating (income) expense		1,473	433
Total Operating Expenses		7,552	4,297
Other Income (Expense)			
Interest expense		(275)	(275)
Other income	5	10,000	-
Total Other Income (Expense)		9,725	(275)
Net Income (Loss)		2,173	(4,572)

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

MustWatch LLC

Statement of Changes in Members' Equity

For the years ended December 31, 2021 and 2020

	Membership Units	Additional Paid-In Capital $	Accumulated Deficit $	Total Members' Equity $
Balance at January 1, 2020	340,000	-	(1,107)	(1,107)
Net income (loss)	0	-	(4,572)	(4,572)
Issuance of membership units	125,898	34,022	-	34,022
Balance at December 31, 2020	465,898	34,022	(5,679)	28,343
Net income (loss)	0	-	2,173	2,173
Issuance of membership units	10,276	12,959	-	12,959
Balance at December 31, 2021	476,174	46,981	(3,506)	43,475

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

MustWatch LLC
Statement of Cash Flows (Unaudited)
For the years ended December 31, 2021 and 2020

	2021	2020
	$	$
Cash Flows		
Cash Flows From Operating Activities		
Net income (loss)	2,173	(4,572)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities		
Depreciation and amortization	4,730	3,174
Increase (decrease) in operating liabilities, net of effects of businesses acquired		
Accrued interest	275	275
Net Cash Provided by (Used in) Operating Activities	7,178	(1,123)
Cash Flows from Investing Activities		
Purchase of intangible assets	(16,756)	(31,741)
Cash Flows from Financing Activities		
Proceeds from BDC loan	-	5,000
Proceeds from officer loan	1,930	-
Proceeds from issuance of membership units	12,959	34,022
Net Cash Provided by (Used in) Financing Activities	14,889	39,022
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash	5,311	6,158
Cash, cash equivalents, and restricted cash at beginning of year	6,158	-
Cash, Cash Equivalents, and Restricted Cash at End of Year	11,469	6,158

Notes to the Financial Statements

MustWatch LLC
Notes to the Financial Statements
For the years ended December 31, 2021 and 2020

1. Summary of significant accounting policies

  a. Nature of operations

  MustWatch LLC (the Company) operates a social media, mobile application based on connecting friends via shared TV interests. Revenue will be generated through targeted ads to users on the platform, and sales of user data to TV networks and various media companies. The company's principal market is the United States, but the mobile application will be available and marketed internationally.

  b. Basis of accounting

  The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification. The financial statements have been prepared on the accrual basis of accounting.

  c. Use of estimates

  The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

  d. Fair value measurements

  Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

  • Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

  • Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active;

MustWatch LLC
Notes to the Financial Statements
For the years ended December 31, 2021 and 2020

or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

• Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The carrying amounts of the financial instruments in the accompanying balance sheets approximate their fair values due to their relatively short-term nature.

e. Cash and cash equivalents

Cash and cash equivalents includes short-term investments and highly liquid investments in money market instruments which are carried at the lower of cost and market value with a maturity date of three months or less from the acquisition date. These are valued at cost which approximates market value. The Company's cash consists of deposits in checking accounts.

f. Intangible assets

Intangible assets are stated at their historical cost and an adjustment is made for any impairment. Intangible items acquired must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measured reliably. Intangible assets recognized on Company books consist of costs that were incurred to build and develop the Company's platform.

The Company complies with FASB ASC 350-10, Accounting for Costs of Computer Software Developed or Obtained for Internal Use, which requires that the Company expense computer software costs as they are incurred in the preliminary project stage. Once the application development phase has begun, the capitalization criteria has been met, and external direct costs of materials and services consumed in developing or obtaining internal-use computer software and the payroll and payroll related costs for employees who are directly associated with and who devote time to the internal-use computer software are capitalized. In addition, consulting fees related to the development are also capitalized. Any cost that improves the useful life of the asset will be capitalized.

The Company's internally developed software is amortized on a straight-line basis over a period of 15 years.

g. Income taxes

MustWatch LLC
Notes to the Financial Statements
For the years ended December 31, 2021 and 2020

The Company is a limited liability company taxed as a pass through entity. The accompanying financials statements do not include a provision, benefit, liability, or refund receivable for federal and state income taxes because the members are taxed individually on their share of the limited liability company earnings.

h. Comprehensive income

The Company does not have any comprehensive income items other than net income.

2. Internally developed software

The following is a summary of costs that have been capitalized as internally developed software and the related accumulated amortization for the years ended December 31, 2021 and 2020:

Description	2021	2020
	$	$
Capitalized development costs	48,497	31,741
Accumulated amortization	(7,904)	(3,174)
Internally developed software, net	40,593	28,567

Amortization expense for the years ended December 31, 2021 and 2020 was $4,730 and $3,174, respectively.

3. Demand note

In 2020, the Company received a $5,000 demand note from BDC Community Capital Corp. with an annual interest rate of 5.5%. As the note is payable on demand, it has been classified as a current liability as of December 31, 2021 and 2020.

4. Officer loan

During 2019, the Company was loaned $1,107 from a related party and officer of the Company. The demand note is unsecured, carries no interest and is payable on demand. During 2021, the Company received an additional $1,930 under the same terms. As this note is payable on demand, it has been classified as a current liability as of December 31, 2021 and 2020.

MustWatch LLC
Notes to the Financial Statements
For the years ended December 31, 2021 and 2020

5. GK Fund Grant

On November 15, 2021 the Company was awarded $10,000 from the GK Fund, a 501(c)(3) organization that provides mentorship, funding, marketing and networking services to growth-stage for-profit startups and growing small businesses.

6. Going concern

These financial statements have been prepared on a going concern basis which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. As shown in the accompanying financial statements, during the years ended December 31, 2021 and 2020, the Company incurred losses from operations and the Company has relied on capital contributions from its founders to fund operations. Those factors and conditions create a substantial doubt about the Company's ability to continue as a going concern for the year following the date the financial statements are available to be issued. Management of the Company has evaluated these conditions and has proposed a plan to raise capital through a crowdfunding campaign. The ability of the Company to continue as a going concern and meet its obligations as they become due is dependent on management's ability to successfully implement the plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

7. Subsequent events

Management evaluated all activity of the Company through June 30, 2022 (the issuance date of the financial statements) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.